Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

ITURAN LOCATION AND CONTROL LTD. PRESENTS RESULTS
FOR THE THIRD QUARTER 2012

Revenues of $36.8 million and EPS of $0.25

AZOUR, Israel – November 19, 2012 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the quarter ended September 30, 2012.

Highlights of the Third Quarter of 2012

•	A 14 thousand quarterly increase in net subscribers to a record of 653 thousand subscribers as of September 30, 2012, the highest net growth in subscribers in 10 quarters
•	Gross margin at 50.3% and operating margin at 20.1%;
•	Excluding currency effects and a one-time income related to Mapa in the third quarter of last year, operating profit grew in excess of 15% over last year;
•	EBITDA of $10.6 million or 28.9% of revenues;
•	Generated $7.2 million in operating cash flow; ended the quarter with $28.0 million in net cash and equivalents;
•	Dividend of $2.6 million declared for the quarter;

Third Quarter 2012 Results
Revenues for the third quarter of 2012 were $36.8 million, representing a 11.7% decline from revenues of $41.7 million in the third quarter of 2011. 76.4% of revenues were from location based service subscription fees and 23.6% from product revenues.

Revenues from subscription fees were $28.1 million, a decrease of 6.6% over the same period last year. The decrease in subscription fees was due to the weakening of the Brazilian Real,  Israeli Shekel and Argentinean Peso against the US dollar. In local currency terms, subscription revenues grew by 9.0% compared with the third quarter of last year due to the increase in the subscriber base, which expanded from 619,000 as of September 30, 2011, to 653,000 as of September 30, 2012. The growth primarily came from an increase in subscribers in Brazil, following the strategic changes management put in place in past quarters.

Product revenues were $8.7 million, a decline of 25% compared with the same period last year. The decline was partially due to the above-mentioned currency effects. In addition, in the third quarter of 2011, the Company made a large one time license sale of data from Mapa in the amount of approximately $2.5 million.

Gross profit for the third quarter of 2012 was $18.5 million (50.3% of revenues), a decrease of 11.5% compared with $20.9 million (50.2% of revenues) in the third quarter of last year. The decrease is attributed to the above mentioned decline in revenues.

Operating profit for the third quarter of 2012 was $7.4 million (20.1% of revenues), a decrease of 21% compared with an operating profit of $9.3 million (22.3% of revenues) in the third quarter of 2011. The decrease in operating profit compared with last year was due to the abovementioned currency effect and the sale of license data by Mapa which boosted the operating income in the third quarter of last year. Excluding these two effects, operating profit in the third quarter of 2012 would have exceeded operating profit in the third quarter of 2011 by approximately $1.5 million.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

EBITDA for the quarter was $10.6 million (28.9% of revenues), a decrease of 21.8% compared to an EBITDA of $13.6 million (32.7% of revenues) in the third quarter of 2011.

Financial income in the third quarter of 2012 was $196 thousand compared with a financial income of $851 thousand in the third quarter of 2011.

Net profit was $5.2 million in the third quarter of 2012 (14.2% of revenues), compared with a net profit of $6.6 million (15.9% of revenues), as reported in the third quarter of 2011.

Fully diluted EPS in the third quarter of 2012 was US$0.25, compared with fully diluted EPS of US$0.32 in the third quarter of 2011.

Cash flow from operations during the quarter was $7.2 million.

As of September 30, 2012, the Company had net cash, including marketable securities and deposits for short and long term, of $28.0 million or $1.33 per share. This is compared with $22.9 million or $1.09 per share as at June 30, 2012.

For the third quarter of 2012, a dividend of $2.6 million was declared in line with the Company’s stated policy of issuing at least 50% of net profits in a dividend, on a quarterly basis.

Eyal Sheratzky, Co-CEO of Ituran said, “Overall we are very pleased with the results of the third quarter. In particular, the general trend of improving margins towards the top end of our historical range is a good sign, as well as the growth rate in the subscriber base which has returned in line with our targets. The net adds in the subscriber base, the majority of which were in Brazil, are now at a level which we are content with. On a local currency basis, our subscriber revenues grew strongly compared with last year, driven by this growth in our subscriber base. All these improvements are the fruits of efforts and due to the changes we implemented in the past few quarters.”

Conference Call Information

The Company will also be hosting a conference call later today, November 19, 2012 at 9am ET. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 407 2553
ISRAEL Dial-in Number: 03 918 0610
CANADA Dial-in Number: 1 866 485 2399
INTERNATIONAL Dial-in Number:  +972 3 918 0610

At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran's website.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

About Ituran
Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 653,000 subscribers distributed globally. Established in 1995, Ituran has over 1,300 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

Company Contact Udi Mizrahi udi_m@ituran.com VP Finance, Ituran (Israel) +972 3 557 1348	International Investor Relations Ehud Helft & Kenny Green ituran@ccgisrael.com CCG Investor Relations (US) +1 646 201 9246

* Financial Tables to Follow **

ITURAN LOCATION AND CONTROL LTD.

Consolidated Interim Financial Statements
as of September 30, 2012

ITURAN LOCATION AND CONTROL LTD.

Consolidated Financial Statements
as of September 30, 2012

Table of Contents

Page

Balance Sheets	6 - 7
Statements of Income	8
Statements of Cash Flows	9

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED BALANCE SHEETS

	US dollars
	September 30,	December 31,
(in thousands)	2012	2011

Current assets
Cash and cash equivalents	23,692	35,270
Investments in marketable securities	-	68
Accounts receivable (net of allowance for doubtful accounts)	27,171	25,294
Loan to former employee	-	340
Other current assets	23,169	15,165
Inventories	13,275	10,881
	87,307	87,018
Long-term investments and other assets
Deposit in escrow	4,927	4,888
Investments in affiliated company	156	207
Investments in other company	78	80
Other non-current assets	1,684	2,216
Deferred income taxes	5,391	5,568
Funds in respect of employee rights upon retirement	5,129	4,741
	17,365	17,700

Property and equipment, net	32,874	40,870

Intangible assets, net	2,621	3,355

Goodwill	8,314	8,514

Total assets	148,481	157,457

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED BALANCE SHEETS

	US dollars
	September 30,	December 31,
(in thousands)	2012	2011

Current liabilities
Credit from banking institutions	514	390
Accounts payable	10,204	9,319
Deferred revenues	8,836	7,869
Other current liabilities	26,383	20,966
	45,937	38,544

Long-term liabilities
Long term loans	57	173
Liability for employee rights upon retirement	7,408	6,865
Provision for contingencies	4,509	4,250
Other non-current liabilities	642	753
Deferred revenues	754	728
Deferred income taxes	650	792
	14,020	13,561

Stockholders’ equity	84,676	101,194

Non-controlling interests	3,848	4,158

Total equity	88,524	105,352

Total liabilities and equity	148,481	157,457

ITURAN LOCATION AND CONTROL LTD.

 CONSOLIDATED STATEMENTS OF INCOME

	US dollars		US dollars
	Nine month period ended September 30,		Three month period ended September 30,
(in thousands except per share data)	2012	2011	2012	2011

Revenues:
Location-based services	85,437	91,968	28,102	30,080
Wireless communications products	26,654	31,223	8,703	11,585
	112,091	123,191	36,805	41,665

Cost of revenues:
Location-based services	33,294	37,678	10,660	12,276
Wireless communications products	23,474	24,745	7,624	8,474
	56,768	62,423	18,284	20,750

Gross profit	55,323	60,768	18,521	20,915
Research and development expenses	500	480	160	196
Selling and marketing expenses	6,473	6,387	2,104	2,223
General and administrative expenses	25,442	27,065	8,314	9,204
Other expenses, net	985	(13)	560	(13)
Operating income	21,923	26,849	7,383	9,305
Other income (expenses), net	6,755	(806)	-	(847)
Financing income, net	1,015	1,429	196	851
Income before income tax	29,693	27,472	7,579	9,309
Income tax expense	(8,364)	(6,996)	(2,121)	(2,433)
Share in losses of affiliated companies, net	(29)	-	(15)	-
Net income for the period	21,300	20,476	5,443	6,876
Less: Net income attributable to non-controlling interests	(830)	(782)	(217)	(241)
Net income attributable to the Company	20,470	19,694	5,226	6,635

Basic and diluted earnings per share attributable to Company’s stockholders	0.98	0.94	0.25	0.32

Basic and diluted weighted average number of shares outstanding	20,968	20,968	20,968	20,968

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Nine month period ended September 30,		Three month period ended September 30,
(in thousands except per share data)	2012	2011	2012	2011

Cash flows from operating activities
Net income for the period	21,300	20,476	5,443	6,876
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	10,520	13,109	3,262	4,305
Exchange differences on principal of deposit and loans, net	(178)	(453)	5	(968)
Losses (gains) in respect of trading marketable securities	(2)	-	-	19
Increase in liability for employee rights upon retirement	703	681	44	199
Share in losses of affiliated companies, net	29	-	15	-
Deferred income taxes	281	(1,366)	433	(800)
Capital losses (gains) on sale of property and equipment, net	21	(24)	26	6
Decrease (increase) in accounts receivable	(2,465)	759	777	600
Decrease (increase) in other current assets	(6,772)	65	(613)	364
Decrease (increase) in inventories	(2,647)	(1,204)	(880)	(2,026)
Increase (decrease) in accounts payable	584	(707)	(2,131)	173
Increase (decrease) in deferred revenues	1,193	1,368	540	3
Increase (decrease) in other current liabilities	987	292	312	246
Litigation obligation	-	237	-	237
Net cash provided by operating activities	23,554	33,233	7,233	9,234
Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement,
net of withdrawals	(498)	(411)	(132)	(109)
Capital expenditures	(4,822)	(13,339)	(1,064)	(2,354)
Intangible expenditures	-	(58)	-	(58)
Deposit in escrow	-	603	-	-
Deposit	(281)	410	(256)	(52)
Proceeds from sale of property and equipment	276	549	115	323
Repayment of loan to a former employee	355	-	-	-
Sale of marketable securities	70	-	-	-
Net cash used in investment activities	(4,900)	(12,246)	(1,337)	(2,250)
Cash flows from financing activities
Short term credit from banking institutions, net	53	563	(362)	599
Repayment of long term loans	(33)	(35)	(11)	(12)
Dividend paid to non-controlling interests	(1,019)	(506)	(619)	(506)
Dividend paid	(28,116)	(21,782)	-	-
Net cash provided by (used in) financing activities	(29,115)	(21,760)	(992)	81
Effect of exchange rate changes on cash and cash equivalents	(1,117)	(2,162)	(189)	(3,132)
Net increase in cash and cash equivalents	(11,578)	(2,935)	4,715	3,933
Balance of cash and cash equivalents at beginning of period	35,270	46,674	18,977	39,806
Balance of cash and cash equivalents at end of the period	23,692	43,739	23,692	43,739